
Mason Commerce Center - Flex/Office Space


LPGA International


Conciege Office Building


Gateway Business Park



Consolidated Tomoka

INVESTOR PRESENTATION


CVS Income Property


Lowe's Income Property


Walgreens Income Property

Safe Harbor Statement

Certain statements contained in this document (other than statements of historical fact) are forward-looking statements. The words "believe," "estimate," "expect," "intend," "anticipate," "will," "could," "may," "should," "plan," "potential," "predict," "forecast," "project," and similar expressions and variations thereof identify certain of such forward-looking statements, which speak only as of the dates on which they were made. Forward-looking statements are made based upon management's expectations and beliefs concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on the Company will be those anticipated by management.

The Company wishes to caution readers that the assumptions which form the basis for forward-looking statements with respect to or that may impact earnings for the year ended December 31, 2012, and thereafter include many factors that are beyond the Company's ability to control or estimate precisely. These risks and uncertainties include, but are not limited to, the strength of the real estate market in the City of Daytona Beach in Volusia County, Florida; the impact of a further downturn in economic conditions; our ability to successfully execute acquisition or development strategies; any loss of key management personnel; changes in local, regional and national economic conditions affecting the real estate development business and income properties; the impact of environmental and land use regulations; the impact of competitive real estate activity; variability in quarterly results due to the unpredictable timing of land sales; the loss of any major income property tenants; and the availability of capital. Additional information concerning these and other factors that could cause actual results to differ materially from those forward-looking statements is contained from time to time in the Company's Securities and Exchange Commission filings, including, but not limited to, the Company's Annual Report on Form 10-K. Copies of each filing may be obtained from the Company or the SEC.

Consolidated Tomoka

Deep Value in Land Holdings

- Over 11,000 acres in Daytona Beach, FL

- Largely contiguous, straddling I-95

- Held on Balance Sheet at a basis of less than $3,900 per acre

Stable Income Producing Portfolio

- 25 single-tenant properties in the Southeastern U.S., leased primarily to CVS, Lowe's and Walgreens

- Two self-developed office and flex properties in Daytona Beach, FL

- Provides consistent cash flow and supports our land business

Strong Management & Differentiated New Strategy

- John Albright hired as President & CEO in August 2011
  - Previously with Archon Capital (a Goldman Sachs Company), Morgan Stanley and Crescent Real Estate Equities

- New investment strategy will include net-leased properties, ground leases and first mortgages

Conservative Capital Structure Poised for Growth

- Low leverage with Debt / Total Enterprise Value less than 10%

- 100% unsecured debt

- Recently closed on $46 million revolver with approximately $30 million of availability

Consolidated Tomoka

Who is CTO?

Our History

- Established in 1902

- Incorporated in 1910

- Public company in 1969

- 2000: Company begins using deferred tax exchanges to invest in income producing real estate

- August 2011: John Albright hired as CEO

Today

- **Daytona Beach Land** – over 11,000 acres

- **Income Property Portfolio** – 25 single-tenant properties in the Southeastern U.S.

- **Self-developed Properties** – two multi-tenant office and flex properties

- **Golf** – operates two 18-hole championship golf courses and a clubhouse known as LPGA International

- **Subsurface** – owns 490,000 acres of mineral rights

- **Billboards** – owns 22 billboards

Tomorrow

- Redeploy capital into income properties through tax deferred exchanges
  - Broaden investment strategy to include ground leases and select first mortgage investments in diversified geographic locations, focusing on major MSAs

Consolidated Tomoka

CTO Snapshot

COMPANY DESCRIPTION

Consolidated-Tomoka Land Co. is a Florida-based publicly traded real estate company which owns over 11,000 acres in the Daytona Beach area and a portfolio of income properties in the Southeastern portion of the United States.

Ticker	NSYE Amex: CTO
Shares	5.7 million
Share Price (as of March 12, 2012)	$31.73
Annual Dividend	$0.04
52-week Range	$24.65 - $33.69
Equity Market Capitalization	$182 million
Total Debt[1]	$15 million
Other Liabilities[1]	$42 million
Debt[1] / Total Enterprise Value	6.3%

1. As of December 31, 2011.

Consolidated Tomoka

Shareholder Overview

	Shareholder[1]	Shares	% of Outstanding Shares
1	Wintergreen Advisors LLC	1,543,075	26.47%
2	Third Avenue Management LLC	516,855	8.87%
3	Carlson Capital LP	332,500	5.70%
4	BlackRock Fund Advisors	287,363	4.93%
5	Dimensional Fund Advisors	152,805	2.62%
6	The Vanguard Group, Inc.	151,967	2.61%
7	Royce & Associates LLC	126,314	2.17%
8	State Street Global Advisors	100,110	1.72%
9	Pico Holdings, Inc.	98,200	1.69%
10	Northern Trust Investments	74,034	1.27%
	Top Ten Shareholders	**3,383,223**	**58.05%**




95
WILLIAMSON BLVD
Florida Hospital
HAND AVE

1. NYSE Connect February 17, 2012

Consolidated Tomoka

CTO Land Holdings

OVERVIEW

CTO owns over 11,000 acres in Daytona Beach, FL that straddles I-95 and is just nine miles from the Atlantic Ocean. We have self developed on our land, sold parcels, gained entitlements and contributed portions to projects that have established key infrastructure in the Western portion of Daytona Beach.



7

DAYTONA BEACH

- 68,128 residents[1]
- MSA: 494,593[2]
- Average temps: 79° summer / 59° winter
- 7 million visitors in 2009[3]
- Major Traffic Generators
  - "World's Most Famous Beach“
    - 23 miles of beach[1]
    - over 50 area hotels[4]
  - Daytona International Speedway[5]
    - 8 major racing weekends per year including races: Daytona 500, Rolex 24, Gatorade Duels, Coke Zero 400, ProAM 200 and more
    - Daytona 500 - NASCAR's most prestigious race
- Approximate mileage from Daytona Beach:
  - 53 miles to Orlando (MSA pop. 2.1 million)
  - 90 miles to Jacksonville (MSA pop. 1.3 million)
  - 139 miles to Tampa (MSA pop. 4.2 million)
  - 257 miles to Miami (MSA pop. 5.6 million)
- Excellent Interstate Exposure:
  - I-95 north/south from Jacksonville to Miami
  - I-4 east/west from Daytona Beach through Orlando to Tampa


Jacksonville
100 mile radius
10
295
95
Daytona Beach
4
Florida's Turnpike
95
Orlando
Florida 528 Toll
60 mile radius
4
Tampa
4
Image © 2012 TerraMetrics
19
© 2012 Google
Florida

Sources: (captured October 2011)
1. Volusia County - http://floridabusiness.org/DB.pdf
2. Volusia County Economic Development
3. Daytona Conventions and Visitors Bureau Annual Report 2009-2010
4. Hotel & Lodging Association of Volusia County - www.daytonahotelmotel.com/directory/hotels
5. Daytona International Speedway - www.daytonainternationalspeedway.com/news/track-facts

Consolidated Tomoka

LOW BOOK VALUE

CTO's book value of $113 million, or approximately $20 per share reflects a land basis of *less than $3,900 per acre* and is net of approximately $6 per share in deferred-tax liabilities from 1031 exchanges. CTO's common shares trade at 1.2x book value plus deferred-tax liabilities.



Historical Land Sales (by acres)

Price per Acre	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Residential	$17,646	$46,392	$21,044	$7,571	$13,191	$23,818	$100,000	$18,480	NA	NA
Commerical	$54,374	$24,200	$54,430	$80,200	$96,833	$144,014	$96,278	$166,992	$174,669	$158,307
Total	$36,315	$29,378	$31,874	$39,264	$17,820	$114,097	$96,470	$47,502	$174,669	$158,307

Consolidated
Tomoka

Income Properties

- 25 single-tenant, net leased properties

- Over 500,000 square feet

- Primarily leased to CVS, Lowe's and Walgreens

- Located in Florida, Georgia and North Carolina

- NOI: Approx. $9 million

- Average remaining lease term: 9 years

Occupancy



Schedule of Expiring Rents



Top Tenants

Rank	Tenant	GLA (SF)	% of Total
1	CVS	114,938	22.2%
2	Lowe's	114,734	22.1%
3	Walgreens	101,380	19.6%
4	Dick's Sporting Goods	46,315	8.9%
5	Harris Teeter Supermarket	45,089	8.7%
6	Best Buy	30,038	5.8%
7	Barnes & Noble	28,000	5.4%
8	Northern Tool & Equipment	25,454	4.9%
9	RBC Centura Bank	12,391	2.4%
	Totals:	**518,339**	**100.0%**

Consolidated Tomoka

Self-Developed Properties


A
Merrill Lynch
Wealth Management


B
INDIGO

OFFICE
Concierge Office Park
22,000 square feet
Built in 2009 75% occupied
Anchor Tenant: Merrill Lynch

FLEX / OFFICE
Mason Commerce Center Phase I
30,720 square feet
Built in 2009 94% occupied
Anchor Tenants: Walgreen Co., State of Florida Dept of Revenue


A


B Phase 2
B

TOTAL = 52,720 square feet and **86% occupied**

Consolidated Tomoka

New Management & Significant Momentum

Since new management was hired in August 2011, CTO has moved to unlock value for shareholders and has positioned itself for success

- September 2011 – announced an eight year subsurface lease on approximately 136,000 acres in Florida

- December 2011 – engaged an investment sales broker to market a select number of our net-leased properties
  - Dispositions will allow us to recycle capital into stronger investment properties

- January 2012 – announced that ClubCorp, a premier golf management company, will manage our LPGA International golf courses and clubhouse

- January 2012 – the Board made a goal of reducing its size from eleven to seven by 2014

- January 2012 – pension and deferred compensation plans were frozen

- February 2012 – announced the closing of a $46 million unsecured credit facility at lower cost than our previous $25 million secured facility

- March 2012 – announced the resolution of our dispute with our largest shareholder, Wintergreen Advisors, which commenced under previous management
  - Wintergreen: "Consolidated Tomoka has a first class team in place who we believe will make every effort to unlock the intrinsic value of the Company and create long-term value for all shareholders."

- March 2012 – engaged an agriculture / forestry consultant to manage the agriculture operations in efforts to reduce costs and increase revenues

Consolidated Tomoka

Differentiated New Strategy

INVESTMENT STRATEGY

CTO's investment strategy is to redeploy revenues into income properties under the 1031 exchange process while deferring income taxes.

CTO is broadening its investment strategy to include ground leases and first mortgage investments in diversified geographic locations, focusing on major MSAs.

- **Net-Lease Properties** - continue selectively purchasing single tenant assets with strong real estate fundamentals

- **Ground Leases** - purchase or originate ground leases which have high collateralization as the improvements are subordinated to the ground lease payments

- **First Mortgages** - while not qualifying as an exchange, first mortgages allow the Company to invest its excess balance sheet into strong risk-adjusted yields

Consolidated Tomoka

- We have traditionally used very conservative leverage and plan to continue that strategy
  - Helps us maintain flexibility in our investments and land sales

- Clean balance sheet:
  - Unsecured borrowings
  - Conservative leverage at 6.3% Debt / TEV
  - No near-term maturities

- New Credit Facility
  - Increased size from $25 million to $46 million
  - Accordion to $75 million
  - Matures in February 2015
  - LIBOR + 175 to 250



Debt Maturity Schedule[1]

1. Reflects credit facility balance as of December 31, 2011, pro-forma to reflect our new $46 million facility and its maturity date.

Investment Highlights

Deep Value in Land Holdings

- Over 11,000 acres in Daytona Beach, FL
- Largely contiguous, straddling I-95
- Held on Balance Sheet at a basis of less than $3,900 per acre

Stable Income Producing Portfolio

- 25 single-tenant properties in the Southeastern U.S., leased primarily to CVS, Lowe's and Walgreens
- Two self-developed office and flex properties in Daytona Beach, FL
- Provides consistent cash flow and supports our land business

Strong Management & Differentiated New Strategy

- John Albright hired as President & CEO in August 2011
  - Previously with Archon Capital (a Goldman Sachs Company), Morgan Stanley and Crescent Real Estate Equities
- New investment strategy will include net-leased properties, ground leases and first mortgages

Conservative Capital Structure Poised for Growth

- Low leverage with Debt / Total Enterprise Value less than 10%
- 100% unsecured debt
- Recently closed on $46 million revolver with approximately $30 million of availability

Consolidated Tomoka